AMENDED SUPPLEMENT TO
INVESTMENT SUBADVISORY AGREEMENT

THIS AGREEMENT, made as of this 22nd day of December, 2006, by and between Calvert Impact Fund, Inc. (the "Fund") and Bridgeway Capital Management, Inc. ("Bridgeway").

WHEREAS, Calvert Asset Management Company, Inc. ("Calvert") serves as the investment adviser to the Calvert Large Cap Growth Fund, a series of the Fund pursuant to an investment advisory agreement between Calvert and the Fund dated October 31, 2000; and

WHEREAS, Bridgeway serves as the investment subadvisor to the Calvert Large Cap Growth Fund, pursuant to an investment subadvisory agreement between Bridgeway and the Fund dated October 31, 2000, as supplemented on September 20, 2004 and June 6, 2006 (the "Subadvisory Agreement").

NOW THEREFORE, both parties, intending to continue in the existing subadvisory arrangement for the benefit of the Fund, as approved by the Board of Directors of Calvert Impact Fund, Inc., hereby attest to their mutual understanding of the terms of compensation payable to Bridgeway for its services under the Subadvisory Agreement as follows:

I.          As compensation pursuant to Section 4 of the Subadvisory Agreement, the Fund shall pay a monthly fee based on an annual rate of 0.45% on the first $1 billion of the Fund's average daily net assets and 0.425% on the Fund's average daily net assets in excess of $1 billion ("Base Fee").

II          Bridgeway may earn (or have its base fee reduced by) a performance fee adjustment ("Performance Fee"), payable monthly which shall vary with the Fund's Class I performance ("Fund performance" or "performance of the Fund") over a "performance period" as compared to a "benchmark index" and will range from a minimum of -0.25% to a maximum of +0.25% based on the extent to which performance exceeds or trails the Standard & Poor's 500 Composite Stock Price Index. The performance rate adjustment is 5.00% times the difference between the performance of the Fund and that of the benchmark index, except that there is no performance adjustment if the difference between the Fund performance and the benchmark index performance is less than or equal to 2%. The performance period is the most recent one-year period ending on the last day of the previous month that the New York Stock Exchange was open for trading.

III          For purposes of calculating the performance fee, net assets are averaged over the rolling one-year performance period. For purposes of calculating the base fee, net assets are averaged over the most recent month of the rolling one-year performance period.

CALVERT IMPACT FUND, INC.

By: /s/ William M. Tartikoff
Name: William M. Tartikoff
Title: Vice President and Secretary

BRIDGEWAY CAPITAL MANAGEMENT, INC.

By: /s/John Montgomery
Name: John Montgomery
Title: President